                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                             NAPA NATIONAL BANCORP
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  630 35P 101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                C. Richard Lemon
                          Dickenson, Peatman & Fogarty
                                809 Coombs Street
                                 Napa, CA 94559
                                 (707) 252-7122
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                                Jonathan D. Joseph
                           Pillsbury Madison & Sutro LLP
                                   P.O. Box 7880
                              San Francisco, CA 94120
                                   (415) 983-1000

- --------------------------------------------------------------------------------
     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                                Page 1 of 5 Pages

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CUSIP No.  630 35P 101
________________________________________________________________________________
    1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS:        C. RICHARD LEMON
________________________________________________________________________________
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                                                                   (a) / /
                                                                        (b) /x/
________________________________________________________________________________

    3    SEC USE ONLY
________________________________________________________________________________

    4    CITIZENSHIP OR PLACE OF ORGANIZATION     UNITED STATES OF AMERICA

________________________________________________________________________________

                         5        SOLE VOTING POWER         11,300 (see Item 4)
NUMBER OF                         _____________________________________________
  SHARES                 6        SHARED VOTING POWER       27,676 (see Item 4)
BENEFICIALLY                      _____________________________________________
OWNED BY EACH            7        SOLE DISPOSITIVE POWER    11,300 (see Item 4)
  REPORTING                       _____________________________________________
PERSON WITH              8        SHARED DISPOSITIVE POWER  27,676 (see Item 4)
________________________________________________________________________________

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                              38,976 (see Item 4)
________________________________________________________________________________

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         / /
________________________________________________________________________________

   11    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                                               5.1%
________________________________________________________________________________

   12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN
________________________________________________________________________________


                            Page 2 of 5 Pages

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Item 1.  Information Regarding Issuer.
- -------  ----------------------------

     (a)  Name of Issuer:  Napa National Bancorp.

     (b) Address of Issuer's Principal Executive Offices: 901 Main Street, Napa, California 94559.

Item 2.  Information Regarding Person Filing and Issuer's Securities.
- -------  -----------------------------------------------------------

     (a) Name of Person Filing: C. Richard Lemon. Mr. Lemon is a director of Napa National Bancorp.

     (b) Address of Principal Business Office of Person Filing: Dickenson, Peatman & Fogarty, 809 Coombs Street, Napa, California 94559.

     (c)  Citizenship of Person Filing:  United States of America.

     (d)  Title of Class of Securities to which this Schedule 13G relates:
Common Stock.

     (e)  CUSIP Number:  630 35P 101.

Item 3.
- -------

     Not applicable.

Item 4.  Ownership.
- -------  ---------

     (a)  Amount of Common Stock Beneficially Owned (as defined in Regulation
Section 240.13d-3) by Person Filing: 38,976 shares, including 800 shares held in Mr. Lemon's individual retirement account and 10,000 shares which he may acquire upon the exercise of stock options. This amount also includes 27,676 shares held in Napa National Bancorp's employee stock participation plan (the "Stock Plan"). Mr. Lemon is co-trustee of the Stock Plan, and with Mr. George
M. Schofield, has shared voting and dispositive power with respect to the shares of common stock held in Stock Plan (the "Stock Plan Shares"). Mr. Lemon and Mr. Schofield both disclaim beneficial ownership as to all of the Stock Plan Shares.

     (b) Percent of Class represented by the Common Stock Beneficially Owned by Person Filing: 5.1%.

     (c)  Number of shares of Common Stock as to which Person Filing has:

          (i)  sole power to vote or to direct the vote:  11,300.*
          (ii)  shared power to vote or to direct the vote:  27,676.
          (iii)  sole power to dispose or direct the disposition of:  11,300.*
          (iv)  shared power to dispose or direct the disposition of:  27,676.

     * 10,000 of this total represents shares which Mr. Lemon may acquire upon the exercise of stock options.



                                Page 3 of 5 Pages

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Item 5.  Ownership of Less Than Five Percent or Less of a Class.
- -------  ------------------------------------------------------

     Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
- -------  ---------------------------------------------------------------

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
- -------  ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
- --------------------------------------------------------

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.
- -------  ---------------------------------------------------------

     Not applicable.

Item 9.  Notice of Dissolution of the Group.
- -------  ----------------------------------

     Not applicable.

Item 10.  Certification.
- --------  -------------

     Not applicable.

                                Page 4 of 5 Pages

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 30, 1996



                                            /s/ C. RICHARD LEMON
                                   ----------------------------------------

                                                C. Richard Lemon

                                Page 5 of 5 Pages